EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Cosan S.A. Indústria e Comércio	Brazil
Cosan Operadora Portuária S.A.	Brazil
Administração de Participações Aguassanta Ltda.	Brazil
Agrícola Ponte Alta S.A.	Brazil
Cosan Distribuidora de Combustíveis Ltda.	Brazil
Cosan S.A. Bioenergia	Brazil
Corona Bioenergia S.A.	Brazil
FBA Bioenergia S.A.	Brazil
Barra Bioenergia S.A.	Brazil
Cosan International Universal Corporation	British Virgin Islands
Cosan Finance Limited	Cayman Islands
Da Barra Alimentos Ltda.	Brazil
Bonfim Nova Tamoio – BNT Agrícola Ltda.	Brazil
Usina da Barra S.A. Açúcar e Álcool	Brazil
Grançucar S.A. Refinadora de Açúcar	Brazil
Cosan Centroeste S.A. Açúcar e Álcool	Brazil
Benálcool S.A. Açúcar e Álcool	Brazil
Vertical UK LLP	British Virgin Islands
Cosanpar Participações Ltda.	Brazil
Cosan Combustíveis e Lubrificantes S.A.	Brazil
Radar Propriedades Agrícolas S.A.	Brazil